UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RADNET, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750491102

(CUSIP Number)

with copies to:

c/o RadNet, Inc.

1510 Cotner Avenue

Los Angeles, CA 90025

(310) 478-7808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750791102	SCHEDULE 13D/A	Page 2 of 9

1	NAME OF REPORTING PERSONS Howard G. Berger I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,396,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,396,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%+
14	TYPE OF REPORTING PERSON IN

+	Calculated using the number of outstanding shares of common stock as of November 5, 2014 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2014.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 3 of 9

1	NAME OF REPORTING PERSONS HFB Enterprises, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,126,114
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,126,114
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,126,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%+
14	TYPE OF REPORTING PERSON OO

+	Calculated using the number of outstanding shares of common stock as of November 5, 2014 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2014.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 4 of 9

1	NAME OF REPORTING PERSONS Fran Berger I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,396,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,396,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%+
14	TYPE OF REPORTING PERSON IN

+	Calculated using the number of outstanding shares of common stock as of November 5, 2014 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2014.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 5 of 9

1	NAME OF REPORTING PERSONS Howard and Fran Berger Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 270,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 270,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%+
14	TYPE OF REPORTING PERSON OO

+	Calculated using the number of outstanding shares of common stock as of November 5, 2014 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2014.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 6 of 9

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 (the “Amendment No. 3”) amends the statement on Schedule 13D/A as filed on February 13, 2012, which amended the statement on Schedule 13D/A as filed on March 19, 2010, which amended and restated the statement on Schedule 13D as filed on June 24, 1992 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

The Schedule 13D was previously filed jointly by Dr. Berger, Mrs. Berger, the Howard and Fran Berger Family Trust and HFB Enterprises, LLC. This Amendment No. 3 is being filed to report a change in their beneficial ownership of more than one percent (1%). The change of more than one percent is a result of a change in the aggregate number of securities outstanding of the Issuer as reported in the annual report on Form 10-K for the fiscal year ended December 31, 2013 filed by the Issuer on March 17, 2014.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, as follows:

On March 4, 2013, the LLC transferred 7,000 Shares to unrelated individuals as a gift. Dr. Berger and Mrs. Berger no longer have beneficial ownership over the 7,000 Shares that were transferred. After giving effect to the transfer of the 7,000 Shares, Dr. Berger and Mrs. Berger beneficially own 5,396,140 Shares, the Howard and Fran Berger Family Trust continues to beneficially own 270,026 Shares and the LLC beneficially owns 5,126,114 Shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The transfer of the 7,000 Shares to unrelated individuals was to effect a gift. The LLC holds the 5,126,114 Shares for investment purposes and the Howard and Fran Berger Family Trust holds the 270,026 Shares for investment purposes. The reporting persons have no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the close of business on March 4, 2013, the reporting persons beneficially owned (and continue to own), in the aggregate, a total of 5,396,140 Shares. As a result of a change in the aggregate number of securities outstanding the Issuer as reported in the annual report on Form 10-K fiscal year ended December 31, 2013 filed by the Issuer on March 17, 2014, the reporting persons beneficial ownership changed by more than one percent (1%). The reporting persons beneficially own, in the aggregate, a total of 5,396,140 Shares, which, based on 42,710,676 Shares of the Issuer that were issued and outstanding as of November 5, 2014 as reported in the quarterly report filed by the Issuer on November 10, 2014, represents approximately 12.7% of the outstanding Shares of the Issuer. As co-trustees of the Howard and Fran Berger Family Trust and the managers of the LLC, Dr. Berger and Mrs. Berger beneficially own 5,396,140 Shares, representing approximately 12.7% of the outstanding Shares. The LLC holds directly 5,126,114 Shares, representing approximately 12.0% of the outstanding Shares. The Howard and Fran Berger Family Trust holds directly 270,026 Shares, representing approximately 0.7% of the outstanding Shares.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 7 of 9

(b)	Dr. Berger and Mrs. Berger are co-trustees of the Howard and Fran Berger Family Trust and managers of the LLC and share the power to vote and dispose of the Shares held by the Howard and Fran Berger Family Trust and the LLC.

(c)	See Item 3 above regarding the transfer by the LLC of 7,000 Shares to unrelated individuals as a gift.

(d)	Each of Howard Berger and Fran Berger, acting alone, has the power to exercise voting and investment control over the Shares beneficially owned by the Howard and Fran Berger Family Trust.

(e) On December 31, 2011, the Howard and Fran Berger Family Trust ceased to be the beneficial owner of more than five percent (5%) of the outstanding Shares of the Issuer based on 37,426,460 Shares issued and outstanding as of November 3, 2011.

Item 7. Materials to Be Filed as Exhibits

(a) The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015	Howard G. Berger /s/ Howard G. Berger Howard G. Berger, M.D.

Dated: February 17, 2015	Fran Berger /s/ Fran Berger Fran Berger

Dated: February 17, 2015	Howard and Fran Berger Family Trust By: /s/ Howard G. Berger Howard G. Berger, M.D., co-trustee By: /s/ Fran R. Berger Fran R. Berger, co-trustee

Dated: February 17, 2015	HFB Enterprises, LLC By: /s/ Howard G. Berger Howard G. Berger, M.D., as manager

CUSIP No. 750791102	SCHEDULE 13D/A	Page 9 of 9

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated February 13, 2012, by and among Howard G. Berger, Fran Berger, the Howard and Fran Berger Family Trust and HFB Enterprises, LLC.*

* Previously filed.